December 11, 2002



Mr. Kevin O'Connell
Division of Investment Management
Securities and Exchange Commission
Room 5422, Mail Stop 0505
450 Fifth Street, N.W.
Washington, D.C.  20549-0609

         Re: Form N-14 of The Enterprise
	   Group of Funds, Inc.; Securities
	   Act File No. 333-101146
         --------------------------------

Dear Mr. O'Connell:

         This letter is in response to our
conversation on December 6, 2002 regarding the Registration Statement on Form N-14 of
The Enterprise Group of Funds, Inc.
(the "Registrant"), that was filed with the Securities and Exchange Commission on November
12, 2002, and which includes a Proxy
Statement/Prospectus.

         As a third undertaking, the
Registrant hereby agrees to file, by
post-effective amendment (i) an
opinion of counsel supporting the
tax matters and consequences to
shareholders discussed in the Proxy
Statement/Prospectus and (ii) the Agreement and Plan of Reorganization, within a reasonable time after receipt of such opinion and execution of such Agreement, respectively.

         This undertaking should be viewed
as Undertaking No. 3 to Item 17 of Part C of the above referenced Registration
Statement.

         If you have any questions concerning
this filing, please call me at (404) 760-4003.

                           Very truly yours,

                   /s/ Catherine R. McClellan

                       Catherine R. McClellan